

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 25, 2017

Nelson Peltz
Chief Executive Officer
Trian Management, L.P.
280 Park Avenue
New York, New York 10017

Re: **The Procter & Gamble Company**
PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on July 17, 2017 by Trian Fund Management, L.P., et al.
File No. 001-00434

Dear Mr. Peltz,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Letter to Shareholders

1. Please be advised that the participants' apparent intention to rely upon Rule 14a-5(c) would be impermissible at any time before the issuer distributes the information to security holders. If the participants decide to disseminate their proxy statement prior to the distribution of the issuer's proxy statement, the participants must undertake to provide the omitted information in a supplement filed as a revised definitive proxy statement and accept all legal risk for distributing the initial definitive proxy statement without all required disclosures. Please advise us as to the timing of the participants' anticipated distribution.

2. Please advise us, with a view towards revised disclosure, whether Gregg Hymowitz and EnTrustPermal or any other co-investors should be considered participants as defined in Instruction 3 to Item 4 of Schedule 14A.

Reasons to Vote for the Trian Group's Nominee

3. Please disclose the basis of the assertion that the Company's management explicitly acknowledges the need to reduce bureaucracy. Refer to Note b. of Rule 14a-9.

4. Please disclose the factual foundation for the participants' stated belief that the Company's identified cost savings "will be as ineffective as the 2012 program," and revise to qualify the assertion that excessive cost and bureaucracy "clearly" have not been sufficiently addressed. Refer to Note b. of Rule 14a-9.

5. Please revise to qualify the statements regarding "Deteriorating Market Share" to disclose, if true, that any such decrease in market share or deceleration in sales growth may be attributable to strategic efforts undertaken by the registrant, including certain organizational and streamlining initiatives to reposition brands.

Proposal 1: Election of Directors

6. Please revise to state the legal basis upon which the participants have relied to conclude that the director candidate satisfies all requirements of the Ohio Revised Code. In addition, please revise to state that pursuant to the terms of 303A.02 of the NYSE listing standards, only the Company's Board is authorized to make the determination regarding the director candidate's independence. This comment also applies to "Information about the Alternate Nominee; Biographical Information."

Biographical Information

7. Please provide us with the legal basis upon which the participants apparently relied to represent that they are capable of reserving the right to further nominate, substitute or add additional nominees. For example, please indicate whether or not such nominations or substitutions must first comply with an advanced notice bylaw of the registrant.

Background of the Solicitation

8. The description of the May 18th, 2017 meeting implies Mr. Peltz first expressed the possibility of joining the registrant's Board on this date. Please remove this implication if the possibility of board membership was discussed at earlier meetings. Refer to Rule 14a-9.

9. Refer to the statement that "[t]he Company directors attending the meeting noted that they were also dissatisfied with the Company's performance . . . ." Given the placement of this statement and the inclusion of the word "also," an implication is created that these directors agreed with Mr. Peltz's premise that the Company was underperforming. Please provide us with the support for this potential contention or revise to remove the implication.

10. Advise us, with a view toward clarifying disclosure, whether Mr. Peltz made a request, via e-mail to Mr. Taylor on May 24, 2017, that the registrant release a public statement including specific 12-month performance goals and a commitment to put Mr. Peltz on the Board if those goals were not achieved within the year. To the extent that such a request was made, please reconcile the disclosure with the July 17, 2017 statements Mr. Peltz made on CNBC.

Revocation of Proxies

11. Advise us, with a view toward revised disclosure, what consideration was given to describing, as a fifth means of revocation, the option security holders have to revoke a previously-submitted proxy by submitting any later-dated proxy, not just a later-dated white proxy, and by instructing the company by telephone or via the Internet. Refer to Rule 14a-9.

Quorum and Voting

12. The disclosure indicates that it is possible broker non-votes may exist. Under NYSE Rule 452, and the more recent interpretations thereof, all matters presented on the proxy card with respect to a contested proxy solicitation are not routine and accordingly, brokers may not exercise their discretionary authority to vote the shares they hold of record. Accordingly, the preliminary proxy statement correctly discloses broker non-votes will not have any effect on Proposal 1. This disclosure, however, creates ambiguity with respect to whether broker non-votes will or will not be counted as votes cast on any proposal given the "if any" language. Please revise to remove the implication that broker non-votes will exist at all, or advise.

Cost and Method of Solicitation

13. We noticed that the "Trian Group does not expect to seek reimbursement of such costs from the Company." Please advise us, with a view towards revised disclosure, whether the question of reimbursement will be submitted to a vote of security holders should the Trian Group seek reimbursement of solicitation costs. Refer to Item 4(b)(5) of Schedule 14A.

Form of Proxy

14. Advise us, with a view towards revised disclosure, how the participants complied with their disclosure obligation under Rule 14a-4(e).

15. We noticed language stating that shareholders not indicating their vote "will be deemed to have voted for Proposal 1 and Proposal 4." Please amend these closing representations to explicitly reference the discretionary authority standard in 14a-4(b).

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Ronne, Attorney-Advisor, at (202) 551-6156, or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Aneliya S. Crawford, Esq.